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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Ladish Company, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
505754200
-----------------------------------------
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page   1   of  5  Pages
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CUSIP NO. 505754200     13G/A      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a)/  /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              5 SOLE VOTING POWER
NUMBER OF       3,446,573 SHARES
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          3,446,573 SHARES
WITH
              8 SHARED DISPOSITIVE POWER


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,446,573 SHARES

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) /  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.8%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page   2   of   5   Pages

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Page   3   of  5   Pages

Item 1.
(a) Name of Issuer
Ladish Company Inc.

(b) Address of Issuer's Principal Executive Offices
5481 South Packard Ave., Cudahy, WI, 53110

Item 2.
(a) Name of Person Filing
Grace Brothers Ltd.

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
Illinois Limited Partnership

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
505754200

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Page   4  of  5  Pages

Item 3. If this statement is filed pursuant to Section
240.13d-1(b) or 240.13d-2(b) or (c), check whether the erson filing is a:

(a) (X) Broker or Dealer registered under Section 15 of the
Act (15 U.S.C. 78o).

(b) ( ) Bank as defined in section 3(a)(6) of the Act (15 U.S
 .C. 78c).

(c) ( ) Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ( ) Investment Company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ( ) An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);

(f) ( ) An Employee Benefit Plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) ( ) A Parent Holding Company, in accordance with 240.13d-
1(b)(1)(ii)(G);

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ( ) Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).

Item 4. Ownership
(a) Amount Beneficially Owned
3,446,573 shares

(b) Percent of Class
24.8%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
3,446,573 shares

(ii) shared power to vote or to direct the vote


(iii) sole power to dispose or to direct the vote
3,446,573 shares

(iv) shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

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Page   5   of  5   Pages

Item 6. Ownership of More than Five Percent of Behalf of
Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Members of the
Group

Reporting person is not a member of a group.

Item 9. Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below Grace Brothers certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.